                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                        IL FORNAIO (AMERICA) CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   451926-10-9
                                 (CUSIP Number)

                                MICHAEL J. HISLOP
                             CHIEF EXECUTIVE OFFICER
                        IL FORNAIO (AMERICA) CORPORATION
                         770 TAMALPAIS DRIVE, SUITE 400
                             CORTE MADERA, CA 94925
                                 (415) 945-0500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 28, 2001
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Laurence B. Mindel
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     733,886**+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               733,886**
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          733,886**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          12.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



** Includes 663,184 shares held by Laurence B. Mindel, Trustee of the Mindel Living Trust, 7,195 shares held by Laurence B. Mindel, Trustee of the Mindel Family Trust, 9,157 shares held by Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his Family and options to purchase 54,350 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Mindel and that are exercisable within 60 days of February 15, 2001.

+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Laurence B. Mindel, Trustee of the Mindel Living Trust
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     663,184+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               663,184
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          663,184
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          11.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          00
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Laurence B. Mindel, Trustee of the Mindel Family Trust
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     7,195
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               7,195
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          7,195
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          00
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Ohio
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     9,157+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               9,157
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          9,157
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          00
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Michael J. Hislop
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    534,073**+
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   534,073**
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          534,073**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



** Includes options to purchase 534,073 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Hislop and that are exercisable within 60 days of February 15, 2001.

+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Michael J. Beatrice
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    67,190**+
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   67,190**
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          67,190**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



** Includes options to purchase 67,190 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Beatrice and that are exercisable within 60 days of February 15, 2001.

+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Peter P. Hausback
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    13,579**+
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   13,579**
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          13,579**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          .23%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



** Includes options to purchase 13,579 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Hausback and that are exercisable within 60 days of February 15, 2001.

+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          F. Warren Hellman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    143,854**+
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   143,854**
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          143,854**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          2.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



** Includes 2,052 shares held by Marco H. Hellman Trust "B." Mr. Hellman is a trustee of the Marco H. Hellman Trust "B." Also includes 125,802 shares held by FWH Associates, a California limited partnership. Mr. Hellman is a general partner of FWH Associates. Also includes options to purchase 6,000 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Hellman and that are exercisable within 60 days of February 15, 2001.

+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          FWH Associates
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          WC
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California Limited Partnership
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     125,802+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               125,802
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          125,802
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          2.16%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          PN
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Marco H. Hellman Trust "B"
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,052+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,052
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,052
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          .04%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          00
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Dean A. Cortopassi
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    7,500**+
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     117,794***+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   7,500**
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               117,794***
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 125,294** and ***
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          2.15%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



** Includes options to purchase 7,500 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Cortopassi and that are exercisable within 60 days of February 15, 2001.

*** Includes 57,794 shares held by Stanislaus Food Products Company, a California corporation. Mr. Cortopassi is Chief Executive Officer and a principal stockholder of Stanislaus Food Products Company. Includes 60,000 shares held by Capecchio Foundation. Mr. Cortopassi is President and a member of the board of directors of Capecchio Foundation.

+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Stanislaus Food Products Company
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          WC
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     57,794+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               57,794
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          57,794
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          .99%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          CO
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Capecchio Foundation
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California Not-For-Profit
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     60,000+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               60,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          60,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.03%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          00
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Joan A. Cortopassi
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     60,000+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               60,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          60,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.03%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Donald G. Lenz
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     60,000+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               60,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          60,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.03%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          W. Scott Hedrick
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    17,879**+
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   17,879**
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          17,879**
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          .31%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



** Includes options to purchase 3,000 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Hedrick and that are exercisable within 60 days of February 15, 2001.

+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Carlo Veggetti
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Italy
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     78,359+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               78,359+
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          78,359
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.34%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          IN
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Stefi Invest Trade Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds* (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          British Virgin Islands
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     78,359+
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               78,359+
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          78,359
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares* (See Instructions)                                      [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.34%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
          CO
          ---------------------------------------------------------------------



+ All such shares are subject to a Voting Agreement, dated as of November 15, 2000, as amended January 9, 2001, among all of the Reporting Persons and Acquisition Corp. See Item 5 below.

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Il Fornaio Common Stock"), of Il Fornaio (America) Corporation, a Delaware corporation ("Il Fornaio"). The principal executive offices of Il Fornaio are located 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This statement is being filed jointly by Laurence B. Mindel, Laurence B. Mindel, Trustee of the Mindel Living Trust, Laurence B. Mindel, Trustee of the Mindel Family Trust, Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family (unless the context otherwise indicates, information provided herein on behalf of Mr. Mindel is also provided for the Mindel Living Trust, the Mindel Family Trust and the Trust created for the benefit of Laurence B. Mindel and his family), Michael J. Hislop, Michael J. Beatrice, Peter P. Hausback, F. Warren Hellman, FWH Associates, Marco H. Hellman Trust "B," Dean A. Cortopassi, Joan A. Cortopassi, Donald G. Lenz, Stanislaus Food Products Company, Capecchio Foundation, W. Scott Hedrick, Carlo Veggetti and Stefi Invest Trade Inc. (collectively the "Reporting Persons"). The agreement among the Reporting Persons relating to this joint filing on Schedule 13D is attached as Exhibit
99.1 hereto.

        (b) The business address of Messrs. Mindel, Hislop, Beatrice and Hausback is 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925. The business address of F. Warren Hellman, FWH Associates and the Marco H. Hellman Trust "B" is Hellman & Friedman L.L.C., One Maritime Plaza, 12th Floor, San Francisco, California 94114. The business address of Dean A. Cortopassi, Joan A. Cortopassi, Donald G. Lenz, Stanislaus Food Products Company and Capecchio Foundation is San Tomo Group, 11292 N. Alpine Road, Stockton, California 95212. The business address for W. Scott Hedrick is InterWest Partners, 3000 Sand Hill Road, Bldg. Three, Suite 255, Menlo Park, California 94025. The business address for Carlo Veggetti is Flavia Alberti, CS PB, Casella Postale 2836, 6900 Lugano, Switzerland. The business address for Stefi Invest Trade Inc. is c/o Morgan and Morgan Trust Corporation Ltd., Row Town Pasea Estates, Tortola, British Virgin Islands.

        (c) Mr. Mindel is the Chairman of the Board of Directors of Il Fornaio. Mr. Hislop is President and Chief Executive Officer of Il Fornaio. Mr. Beatrice is Chief Operating Officer of Il Fornaio. Mr. Hausback is Chief Financial Officer and Secretary of Il Fornaio. The principal business address of Il Fornaio is 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925. F. Warren Hellman is Chairman of Hellman & Friedman L.L.C. The principal business address for Hellman & Friedman L.L.C. is One Maritime Plaza, 12th Floor, San Francisco, California 94114. FWH Associates is a California limited partnership. FWH Associates is an investment firm with its principal business and office located at One Maritime Plaza, 12th Floor, San Francisco, California 94114. Dean
A. Cortopassi is President and Chief Executive Officer of San Tomo Partners and Chief Executive Officer of Stanislaus Food Products Company. The principal business address for San Tomo Partners and Stanislaus Food Products Company is 11292 N. Alpine Road, Stockton, California 95212. Donald G. Lenz is Chief Financial Officer of San Tomo Partners. The principal business address for San Tomo Partners is 11292 N. Alpine Road, Stockton, California 95212. Joan A. Cortopassi is a member of the board of directors of Capecchio Foundation. The principal business address of the Capecchio Foundation is 11292 N. Alpine Road, Stockton, California 95212. Stanislaus Food Products Company is a California corporation that specializes in fresh packing tomato products used in Italian restaurants and pizzerias. The principal business and office is located at 11292
N. Alpine Road, Stockton, California 95212. Capecchio Foundation is a California not-for-profit corporation. The principal business address is 11292 N. Alpine Road, Stockton, California 95212. W. Scott Hedrick is a general partner of InterWest Partners. The principal business address for InterWest Partners is 3000 Sand Hill Road, Bldg Three, Suite 255, Menlo Park, California 94025. Carlo Veggetti is retired. Stefi Invest Trade Inc. is a British Virgin Islands investment company. The principal business address for Stefi Invest Trade Inc. is c/o Morgan and Morgan Trust Corporation Ltd. Row Town Pasea Estates,
Tortola, British Virgin Islands.

        (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Messrs. Mindel, Hislop, Beatrice, Hausback, Hellman, Cortopassi, Lenz and Hedrick and Mrs. Cortopassi are citizens of the United States. Mr. Veggetti is a citizen of Italy. The Mindel Living Trust and the Mindel Family Trust are each organized in California. The Trust created for the benefit of Laurence B. Mindel and his family is organized in Ohio. The Marco H. Hellman Trust "B" is organized in California. Stefi Invest Trade Inc. is organized in the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Persons have entered into a Voting Agreement, dated as of November 15, 2000, and amended as of January 9, 2001 (the "Voting Agreement"), with Manhattan Acquisition Corp., a Delaware corporation formed for the purposes of the Merger as defined below ("Acquisition Corp."). Schedule I sets forth, to the knowledge of the Reporting Persons, the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the number of shares subject to options that are exercisable within 60 days, and Schedule I is incorporated herein by reference.

        The Reporting Persons are filing this Schedule 13D because they entered into the Voting Agreement designed to facilitate the consummation of a merger described below.

ITEM 4. PURPOSE OF TRANSACTION

        (a) -- (b) On November 15, 2000, Il Fornaio and Acquisition Corp., entered into an Agreement and Plan of Merger providing for the merger of Acquisition Corp. with and into Il Fornaio, with Il Fornaio as the surviving corporation in the merger (the "Merger"). On January 9, 2001, the Agreement and Plan of Merger was amended (as amended, the "Merger Agreement"). The Merger Agreement contemplates that, subject to the terms and conditions thereof, immediately prior to the Merger, Il Fornaio will, pursuant to the Merger Agreement, (i) file a certificate of designations with the Secretary of State of the State of Delaware to create three series of preferred stock, par value $.001 per share, Il Fornaio Series A Cumulative Compounding Preferred Stock, Il Fornaio Series B Cumulative Compounding Preferred Stock and Il Fornaio Series C Preferred Stock (collectively the "Il Fornaio Preferred Stock"), having the rights, designations and preferences set forth in the Securities Purchase and Contribution Agreement, as defined and further discussed in Item 6 below, and
(ii) issue such shares of Il Fornaio Preferred Stock to the Rollover Stockholders in such amounts, for such consideration and on such other terms as are set forth in the Securities Purchase and Contribution Agreement.

        At the effective time of the Merger, (i) each share of Il Fornaio Common Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $14.00 in cash, without interest, (ii) each share of Il Fornaio Series A Cumulative Compounding Preferred Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares, will not be affected by the Merger and will remain outstanding as one share of Series A Cumulative Compounding Preferred Stock, par value $.001 per share, of the surviving corporation, (iii) each share of Il Fornaio Series B Cumulative Compounding Preferred Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares, will not be affected by the Merger and will remain outstanding as one share of Series B Cumulative Compounding Preferred Stock, par value $.001 per share, of the surviving corporation, and (iv) each share of Il Fornaio Series C Cumulative Compounding Preferred Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares, will be converted into one share of Common Stock, par value $.001 per share, of the surviving corporation.

        Consummation of the Merger is subject to certain conditions, including:
(i) the receipt of the approval of the Merger Agreement and the Merger by the affirmative vote of the stockholders of Il Fornaio in accordance with applicable law; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the funding of committed debt financing (or alternative debt financing on terms no less favorable to Acquisition Corp.);
(iv) Il Fornaio's obtaining certain necessary approvals and consents from third parties and governmental entities; and (v) satisfaction of certain other conditions. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.2 and incorporated herein by reference.

To facilitate the consummation of the Merger, the Reporting Persons and Acquisition Corp. entered into the Voting Agreement. Certain provisions of the Voting Agreement are described in Item 5 below.

        (c)    Not applicable.

        (d) If the Merger is consummated, (i) the directors of Acquisition Corp. will become the directors of Il Fornaio, in each case, until their successors are elected or appointed and qualified and (ii) generally, the officers of Il Fornaio will continue as the officers of Il Fornaio, in each case, until their successors are elected or appointed and qualified.

        (e) It is currently anticipated that, immediately preceding or at the effective time of the Merger, the capitalization of Il Fornaio will be modified as set forth in the Merger Agreement and the Purchase Agreement (as described below).

        (f)    None, except as otherwise described in response to this Item 4.

        (g) Upon consummation of the Merger, the certificate of incorporation of Il Fornaio will become the certificate of incorporation of the surviving corporation, except that such certificate of incorporation may be amended after the effective time of the Merger by Acquisition Corp. in its discretion (subject to stockholder approval to the extent required by law). The bylaws of Acquisition Corp. will become the bylaws of the surviving corporation.

        (h) Upon consummation of the Merger, the Il Fornaio Common Stock will cease to be quoted on any quotation system or exchange.

        (i) Upon consummation of the Merger, the Il Fornaio Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

        (j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) On November 15, 2000, the Reporting Persons entered into a Voting Agreement with Acquisition Corp. On January 9, 2001, the Voting Agreement was amended. Pursuant to the Voting Agreement, the Reporting Persons have agreed, among other things, (i) to vote each share of Il Fornaio Common Stock beneficially owned by the Reporting Persons in favor of the Merger and adoption of the Merger Agreement, (ii) to vote against any other acquisition proposal, such as a merger, consolidation or other business combination involving Il Fornaio or any sale of a material amount of its assets, (iii) not to transfer, pledge or otherwise dispose of, or contract to transfer, pledge or otherwise dispose of, any shares of Common Stock, or options to purchase such shares, or interest therein, other than pursuant to the Merger Agreement, and (iv) to grant Acquisition Corp. an irrevocable proxy to vote such shares in accordance with the Voting Agreement for the term thereof. The description contained in this
Item 5 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.3.

        The 1,714,114 shares of Il Fornaio Common Stock, all of which are covered by the Reporting Persons' Voting Agreement, constitute approximately 29.4% of the issued and outstanding shares of Il Fornaio Common Stock as of February 15, 2001. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by the Reporting Persons and the percentage ownership of the Reporting Persons, shares of common stock under options held by the Reporting Persons that are currently exercisable or exercisable within 60 days of February 15, 2001 are considered outstanding.

        To the best of the Reporting Persons' knowledge and based upon information provided to the Reporting Persons by or on behalf of the individuals and entities named therein, Schedule II to this Schedule 13D sets forth the names, addresses and employers of the executive officers and directors of (i) Acquisition Corp., (ii) BRSE, L.L.C., a Delaware limited liability company ("BRSE") and the sole general partner of Bruckmann, Rosser, Sherrill & Co., II, L.P., a Delaware limited partnership ("BRS L.P.") that formed Acquisition Corp. for the purpose of the transaction described herein and (iii) Bruckmann, Rosser, Sherrill & Co., L.L.C., a Delaware limited liability company ("BRS"), a management company that invests the committed capital of BRS L.P. (BRSE, BRS L.P. and BRS being hereinafter collectively referred to as the "BRS Entities").

        To the Reporting Persons' knowledge and based upon information provided to the Reporting Persons by or on behalf of the individuals and entities named in Schedule II to this Schedule 13D, except to the extent that the BRS Entities may be deemed to be a beneficial owner of shares pursuant to the Voting Agreement, no shares of Il Fornaio Common Stock are beneficially owned by Acquisition Corp., the BRS Entities or any person listed on Schedule II to this
Schedule 13D. In no event shall this Schedule 13D be deemed to constitute an admission that the BRS Entities are beneficial owners of any shares of Il Fornaio Common Stock beneficially owned by the Reporting Persons or, except as otherwise expressly stated herein, that any Reporting Person is the beneficial owner of shares of Il Fornaio Common Stock beneficially owned by any other Reporting Person.

        During the past five years, to the Reporting Persons' knowledge and based upon information provided to the Reporting Persons by or on behalf of the individuals and entities named in Schedule II to this Schedule 13D, neither Acquisition Corp., the BRS Entities nor any person listed on Schedule II to this
Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, to the Reporting Persons' knowledge and based upon information provided to the Reporting Persons by or on behalf of the individuals and entities named in Schedule II to this Schedule 13D, neither Acquisition Corp., the BRS Entities nor any person listed on Schedule II to this
Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        To the Reporting Persons' knowledge and based upon information provided to the Reporting Persons by or on behalf of the individuals and entities named in Schedule II to this Schedule 13D, all persons named in Schedule II to this
Schedule 13D are citizens of the United States.

        (c) The Reporting Persons have effected no transactions in Il Fornaio Common Stock during the past sixty days, other than charitable donations of 7,865 shares of Il Fornaio Common Stock by Mr. Mindel and a gift of 60,000 shares of Il Fornaio Common Stock to the Capecchio Foundation by Mr. Cortopassi.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 15, 2000, the Rollover Stockholders entered into a Securities Purchase and Contribution Agreement with Acquisition Corp., BRS L.P. On January 9, 2001, the Securities Purchase and Contribution Agreement was amended (as amended, the "Purchase Agreement"), generally, to specify the mechanism by which the equity interests of the Rollover Stockholders would be continued in the surviving corporation and the nature of those interests, as well as to add additional parties. Pursuant to the Purchase Agreement, and subject to the terms and conditions thereof, BRS L.P. has agreed to purchase securities of the surviving corporation for a purchase price of approximately $29.6 million in cash, and the Rollover Stockholders have agreed that they will acquire securities of the surviving corporation for aggregate consideration of approximately $10.4 million. Under the Purchase Agreement, the Rollover Stockholders will acquire their equity interests in the surviving corporation by exchanging Il Fornaio capital stock (or options to acquire Il Fornaio capital stock) for securities of the surviving corporation as well as, to a lesser extent, through the payment of cash, as follows:

        Immediately prior to the Merger, the Rollover Stockholders will exchange, on a one-for-one basis, a specified number of shares of Il Fornaio Common Stock for shares of the three newly created series of Il Fornaio Preferred Stock. At the effective time of the Merger, shares of Il Fornaio Preferred Stock will continue as, or automatically be converted into, shares of capital stock of the surviving corporation as described in Item 4 above. At the effective time, options to acquire shares of Il Fornaio Common Stock with an aggregate economic value of $3.8 million held by the Rollover Stockholders will be canceled in exchange for substitute, fully vested options to acquire preferred stock of the surviving corporation, with exercise prices that preserve the aggregate spread applicable to the options canceled. At the effective time, certain officers of Il Fornaio will also purchase with cash an aggregate of 29,655 shares of common stock of the surviving corporation, at a purchase price of $14.00 per share.

        The description contained in this Item 6 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.4 and is incorporated herein by reference. Acquisition Corp. has the right to amend the Purchase Agreement to add additional parties who desire to roll over equity securities of Il Fornaio in the Merger or who desire to purchase securities of Acquisition Corp. and/or the surviving corporation for cash; and the amount of cash to be invested in Acquisition Corp. by BRS L.P. will be reduced by the amount proposed to be invested or rolled over by any such additional party. In addition, BRS L.P. may reduce its cash investment in Acquisition Corp. and/or the surviving corporation by amounts to be agreed between BRS L.P. and certain Rollover Stockholders.

        In addition, following completion of the Merger, a pool of approximately 39,683 shares of common stock of the surviving corporation will be reserved pursuant to an employee incentive program that will provide for the issuance to employees of the surviving corporation of employee stock options and/or restricted stock. The exercise or purchase price is expected to be $14.00 per share. Of the shares reserved, approximately 21,100 shares are expected to be reserved for issuance to certain of the Rollover Stockholders.

        Other than as described in this Item 6 and in Items 4 and 5 above, the Reporting Persons are not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Il Fornaio, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
     99.1      Joint Filing Agreement, dated as of February 22, 2001, by and among Laurence B. Mindel, Laurence B. Mindel, Trustee of the
               Mindel Living Trust, Laurence B. Mindel, Trustee of the Mindel
               Family Trust, Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family, Michael J.
               Hislop, Michael J. Beatrice, Peter P. Hausback, F. Warren
               Hellman, FWH Associates, Marco H. Hellman Trust "B," Dean A.
               Cortopassi, Joan A. Cortopassi, Donald G. Lenz, Stanislaus Food
               Products Company, Capecchio Foundation, W. Scott Hedrick, Carlo
               Veggetti and Stefi Invest Trade Inc.

     99.2 Agreement and Plan of Merger, dated as of November 15, 2000, as amended January 9, 2001, by and among Manhattan Acquisition
               Corp., a Delaware corporation, and Il Fornaio (America)
               Corporation, a Delaware corporation.

     99.3 Voting Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., Laurence B. Mindel, Laurence B.
               Mindel, Trustee of the Mindel Living Trust, Laurence B. Mindel,
               Trustee of the Mindel Family Trust and Laurence B. Mindel,
               Trustee of the Trust created for the benefit of Laurence B.
               Mindel and his family and the other certain stockholders of Il
               Fornaio (America) Corporation, a Delaware corporation.

     99.4      Securities Purchase and Contribution Agreement, dated as of
               November 15, 2000, as amended January 9, 2001, by and among
               Manhattan Acquisition Corp., a Delaware corporation, Bruckmann,
               Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership,
               Laurence B. Mindel and the other Rollover Stockholders of Il
               Fornaio (America) Corporation, a Delaware corporation.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(a), that this statement is being filed on behalf of each of the Reporting Persons herein.

Date:  February 28, 2001               /s/  LAURENCE B. MINDEL
                                       -----------------------------------------
                                       Laurence B. Mindel

                                       Address: Il Fornaio (America) Corporation
                                                770 Tamalpais Drive, #400
                                                Corte Madera, CA 94925


                                       THE MINDEL LIVING TRUST


                                       /s/ LAURENCE B. MINDEL
                                       -----------------------------------------
                                       Laurence B. Mindel, Trustee

                                       Address: Il Fornaio (America Corporation)
                                                770 Tamalpais Drive, #400
                                                Corte Madera, CA  94925
                                                Attn: Laurence B. Mindel


                                       THE MINDEL FAMILY TRUST


                                       /s/ LAURENCE B. MINDEL
                                       -----------------------------------------
                                       Laurence B. Mindel, Trustee

                                       Address: Il Fornaio (America Corporation)
                                                770 Tamalpais Drive, #400
                                                Corte Madera, CA  94925
                                                Attn: Laurence B. Mindel


                                       THE TRUST CREATED FOR THE BENEFIT OF
                                       LAURENCE B. MINDEL AND HIS FAMILY


                                       /s/ LAURENCE B. MINDEL
                                       -----------------------------------------
                                       Laurence B. Mindel, Trustee

                                       Address: Il Fornaio (America Corporation)
                                                770 Tamalpais Drive, #400
                                                Corte Madera, CA  94925
                                                Attn: Laurence B. Mindel

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(a), that this statement is being filed on behalf of each of the Reporting Persons herein.


Date:  February 28, 2001               /s/  MICHAEL J. HISLOP
                                       -----------------------------------------
                                       Michael J. Hislop

                                       Address: Il Fornaio (America) Corporation
                                                770 Tamalpais Drive, #400
                                                Corte Madera, CA 94925


Date:  February 28, 2001               /s/  MICHAEL J. BEATRICE
                                       -----------------------------------------
                                       Michael J. Beatrice


                                       Address: Il Fornaio (America) Corporation
                                                770 Tamalpais Drive, #400
                                                Corte Madera, CA 94925


Date:  February 28, 2001               /s/  PETER P. HAUSBACK
                                       -----------------------------------------
                                       Peter P. Hausback


                                       Address: Il Fornaio (America) Corporation
                                                770 Tamalpais Drive, #400
                                                Corte Madera, CA 94925


Date:  February 28, 2001               /s/  F. WARREN HELLMAN
                                       -----------------------------------------
                                       F. Warren Hellman


                                       Address: Hellman & Friedman L.L.C.
                                                One Maritime Plaza, 12th Floor
                                                San Francisco, CA 94111

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(a), that this statement is being filed on behalf of each of the Reporting Persons herein.

Date:  February 28, 2001               FWH ASSOCIATES

                                       BY: /S/  F. WARREN HELLMAN
                                          --------------------------------------
                                          Its general partner
                                          Name: F. Warren Hellman
                                          Title: General Partner


                                       Address: Hellman & Friedman L.L.C.
                                                One Maritime Plaza, 12th Floor
                                                San Francisco, CA 94111
                                                Attn:  F. Warren Hellman


Date:  February 28, 2001               MARCO H. HELLMAN TRUST "B"

                                       BY: /S/  F. WARREN HELLMAN
                                          --------------------------------------
                                          Its general partner
                                          Name: F. Warren Hellman
                                          Title: Trustee


                                       Address: Hellman & Friedman L.L.C.
                                                One Maritime Plaza, 12th Floor
                                                San Francisco, CA 94111
                                                Attn:  F. Warren Hellman


Date:  February 28, 2001               /S/  DEAN A. CORTOPASSI
                                       -----------------------------------------
                                       Dean A. Cortopassi


                                       Address: San Tomo Group
                                                11280 N. Alpine Road
                                                Stockton, CA 95212


Date:  February 28, 2001               /S/  JOAN A. CORTOPASSI
                                       -----------------------------------------
                                       Joan A. Cortopassi


                                       Address: San Tomo Group
                                                11280 N. Alpine Rd.
                                                Stockton, CA 95212

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(a), that this statement is being filed on behalf of each of the Reporting Persons herein.

Date:  February 28, 2001               /S/  DONALD G. LENZ
                                       -----------------------------------------
                                       Donald G. Lenz


                                       Address: San Tomo Group
                                                11280 N. Alpine Rd.
                                                Stockton, CA 95212


Date:  February 28, 2001               STANISLAUS FOOD PRODUCTS COMPANY

                                       BY: /S/  DEAN A. CORTOPASSI
                                          --------------------------------------
                                          Name: Dean A. Cortopassi
                                          Title: Chief Executive Officer


                                       Address: San Tomo Group
                                                11292 N. Alpine Rd.
                                                Stockton, CA 95212
                                                Attn: Dean A. Cortopassi


Date:  February 28, 2001               CAPECCHIO FOUNDATION

                                       BY: /S/  DEAN A. CORTOPASSI
                                          --------------------------------------
                                          Name: Dean A. Cortopassi
                                          Title: President


                                       Address: San Tomo Group
                                                11292 N. Alpine Rd.
                                                Stockton, CA 95212
                                                Attn:  Dean A. Cortopassi


Date:  February 28, 2001               /S/  W. SCOTT HEDRICK
                                       -----------------------------------------
                                       W. Scott Hedrick


                                       Address: InterWest Partners
                                                3000 San Hill Road
                                                Bldg. Three, Ste. 255
                                                Menlo Park, CA 94025

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(a), that this statement is being filed on behalf of each of the Reporting Persons herein.

Date:  February 28, 2001               /S/  CARLO VEGGETTI
                                       -----------------------------------------
                                       Carlo Veggetti


                                       Address: Flavia Alberti, CS PB
                                                Casella Postale 2836
                                                6900 Lugano, Switzerland


                                       Stefi Invest Trade Inc.


                                       By: /S/  CARLO VEGGETTI
                                          --------------------------------------
                                          Name:  Carlo Veggetti
                                          Title: Director

                                       Address: c/o Jean-Paul Legrand
                                                Attorney at Law
                                                Avenue Dumas 37-39
                                                Case Postal 126
                                                1211 Geneve 25, Switzerland

                                   SCHEDULE I

                             SHARES OF COMMON STOCK
                  BENEFICIALLY OWNED BY THE VOTING STOCKHOLDERS


                                                                     SHARES OF COMMON STOCK       TOTAL
                                                SHARES OF COMMON        PURCHASABLE UNDER        SHARES
                                                 STOCK CURRENTLY       OPTIONS EXERCISABLE     BENEFICIALLY
NAME                                                 HELD                 WITHIN 60 DAYS          OWNED
----                                            ----------------     ----------------------    ------------
Laurence B. Mindel(1)                               679,536                    54,350             733,886
Mindel Family Trust(1)                                7,195                         0               7,195
Trust created for the benefit of
 Laurence B. Mindel and his family(1)                 9,157                         0               9,157
The Mindel Living Trust(1)                          663,184                         0             663,184
Michael J. Hislop                                         0                   534,073             534,073
Michael J. Beatrice                                       0                    67,190              67,190
Peter P. Hausback                                         0                    13,579              13,579
F. Warren Hellman(2)                                137,854                     6,000             143,854
FWH Associates(2)                                   125,802                         0             125,802
Marco H. Hellman Trust "B"(2)                         2,052                         0               2,052
Dean A. Cortopassi(3)                               117,794                     7,500             125,294
Joan A. Cortopassi(3)                                60,000                         0              60,000
Donald G. Lenz(3)                                    60,000                         0              60,000
Stanislaus Food Products Company(3)                  57,794                         0              57,794
Capecchio Foundation(3)                              60,000                         0              60,000
W. Scott Hedrick                                     14,879                     3,000              17,879
Carlo Veggetti(4)                                    78,359                         0              78,359
Stefi Invest Trade Inc.(4)                           78,359                         0              78,359

(1) Includes 7,195 shares held of record by the Mindel Family Trust, 9,157 shares held of record by a Trust created for the benefit of Laurence B. Mindel and his family, and 663,184 shares held by The Mindel Living Trust. Mr. Mindel has represented and warranted that he is the trustee of these three trusts.

(2) Includes 125,802 shares held of record by FWH Associates, a California limited partnership. Mr. Hellman has represented and warranted that he is the general partner of FWH Associates. Also includes 2,052 shares held of record by Marco H. Hellman Trust "B." Mr. Hellman has represented and warranted that he is the trustee of this trust.

(3) Includes 57,794 shares held of record by Stanislaus Food Products Company, a California corporation. Mr. Cortopassi has represented and warranted that he is Chief Executive Officer and a controlling stockholder of Stanislaus Food Products Company. Includes 60,000 shares held of record by the Capecchio Foundation, a California not-for-profit corporation, of which Mr. Cortopassi, Mrs. Cortopassi and Mr. Lenz have represented and warranted that they comprise the Board of Directors.

(4) Includes 78,359 shares held of record by Stefi Invest Trade Inc., a British Virgin Islands corporation. Mr. Veggetti has represented and warranted he is the sole director and sole stockholder of Stefi Invest Trade Inc.

                                   SCHEDULE II


                        EXECUTIVE OFFICERS AND DIRECTORS:

BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.

Name                                   Office
----                                   ------
Bruce C. Bruckmann                     Managing Director
Stephen F. Edwards                     Managing Director
Harold O. Rosser, II                   Managing Director
Stephen C. Sherrill                    Managing Director
Thomas J. Baldwin                      Managing Director
Paul D. Kaminski                       Chief Financial Officer

Messrs. Bruckmann, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRS.

BRSE, L.L.C.

Name                                   Office
----                                   ------
Bruce C. Bruckmann                     Managing Director
Stephen F. Edwards                     Managing Director
Harold O. Rosser, II                   Managing Director
Stephen C. Sherrill                    Managing Director
Thomas J. Baldwin                      Managing Director
Paul D. Kaminski                       Chief Financial officer

Messrs. Bruckmann, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRSE.

MANHATTAN ACQUISITION CORP.

Name                                   Office
----                                   ------
Harold O. Rosser, II                   President
J. Rice Edmonds                        Secretary

The sole director of Acquisition is Harold O. Rosser.

Each of the foregoing persons is a citizen of the United States and has his business address at:

                        126 East 56th Street, 29th Floor
                               New York, NY 10022

                                  EXHIBIT INDEX



EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
     99.1      Joint Filing Agreement, dated as of February 22, 2001, by and among Laurence B. Mindel, Laurence B. Mindel, Trustee of the
               Mindel Living Trust, Laurence B. Mindel, Trustee of the Mindel
               Family Trust, Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family, Michael J.
               Hislop, Michael J. Beatrice, Peter P. Hausback, F. Warren
               Hellman, FWH Associates, Marco H. Hellman Trust "B," Dean A.
               Cortopassi, Joan A. Cortopassi, Donald G. Lenz, Stanislaus Food
               Products Company, Capecchio Foundation, W. Scott Hedrick, Carlo
               Veggetti and Stefi Invest Trade Inc. (collectively the "Reporting
               Persons").

     99.2 Agreement and Plan of Merger, dated as of November 15, 2000, as amended January 9, 2001, by and among Manhattan Acquisition
               Corp., a Delaware corporation, and Il Fornaio (America)
               Corporation, a Delaware corporation.

     99.3 Voting Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., Laurence B. Mindel, Laurence B.
               Mindel, Trustee of the Mindel Living Trust, Laurence B. Mindel,
               Trustee of the Mindel Family Trust and Laurence B. Mindel,
               Trustee of the Trust created for the benefit of Laurence B.
               Mindel and his family and the other certain stockholders of Il
               Fornaio (America) Corporation, a Delaware corporation.

     99.4      Securities Purchase and Contribution Agreement, dated as of
               November 15, 2000, as amended January 9, 2001, by and among
               Manhattan Acquisition Corp., a Delaware corporation, Bruckmann,
               Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership,
               Laurence B. Mindel and the other Rollover Stockholders of Il
               Fornaio (America) Corporation, a Delaware corporation.